Bayes Capital LLC
Computation of Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Scchedule I

Members Equity	$	348,272
Less Non-Allowable Assets		(973)
Net Capital Before Haircuts		347,299
Haircuts		-
Net Capital	$	347,299
Aggregate Indebtedness	$	1,438,852
Computation of Basic Net Capital Requirement		
Minimum net capital (greater of $5,000 or 6-2/3 % of aggregate indebtedness)		95,923
Excess Net Capital	$	251,376
Ratio of aggregated indebtedness to net capital		4.14 to 1

There are no material differences between the computation of net capital as computed above and as reported by the Company in part IIA of form X-17a-5 as of December 31, 2015.